August 13, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner
Kevin Vaughn
Benjamin Richie
Abby Adams

Re:	Polyrizon Ltd.

Amendment No. 5 to Registration Statement on Form F-1

Filed May 20, 2024

File No. 333-266745

Dear Sir or Madam:

On behalf of Polyrizon Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 14, 2024, relating to the above referenced Registration Statement on Form F-1 (File No. 333-266745) submitted by the Company on May 20, 2024 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 6 to the Registration Statement on Form F-1 (“Amendment No. 6”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via email a copy of this letter and the Registration Statement marked to indicate changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

Amendment No. 5 to Registration Statement on Form F-1

Cover Page

1.	Please revise the initial public offering to include the volume of securities you intend to register.

Response: In response to the Staff’s comment, the Company has revised its initial public offering on the cover page of the Amendment No. 6 to include the volume of securities the Company intends to register.

Use of Proceeds, page 63

2.	Please revise the Use of Proceeds here and in the Summary to reflect any plans to repay debt from the proceeds of the offering, such as the April 2024 CLA Amount disclosed on page 4. Please also revise to provide more specific information regarding the amount of proceeds to be used for each potential product identified in the first bullet point, and identify the additional funds that will be needed to develop these products to commercialization, if you are able to obtain the required regulatory approvals.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 12 and 63 of the Amendment No. 6 to reflect the Company’s plans to repay its debt from the proceeds of the offering, such as the April 2024 CLA Amount and the August 2024 CLA Amount, and provided more information regarding the amount of proceeds to be used by the Company for each of its identified potential product. In addition, the Company has revised its disclosure on page 80 of the Amendment No. 6 to identify the additional funds that will be needed to develop these products to commercialization.

Business, page 75

3.	Please clarify the reasons for delays in your trials.

Response: The Company respectfully advises the Staff that the delays in the Company’s trials are due to the need for proceeds from this offering to execute its development plan. As a result of the postponement of the Company’s IPO by over a year, from 2023 to 2024, the Company had to adjust its development timelines, including for its trials.

Intellectual Property, page 103

4.	Please remove any patents that have expired or no longer material to the Company. Please explain the status designation, “National Phase Entered.” Please also include patent numbers, when available.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 103 of the Amendment No. 6 to remove expired and non-material patents. The Company has also included all available patent application numbers. In addition, the Company respectfully notes that the only patent application number not available is for the Japanese national phase patent application and advises the Staff that the patent application number will be available within a few months. Although the patent has been filed, obtaining the application number takes a few months due to the Japanese patent filing procedure.

Exhibits

5.	Please file the Company’s February 2023 and April 2024 convertible loan agreements as exhibits to the registration statement.

Response: In response to the Staff’s comment, the Company has filed the February 2023 and April 2024 convertible loan agreements as exhibits to the Amendment No. 6. In addition, the Company has filed the August 2024 convertible loan agreement as an exhibit to the Amendment No. 6.

General

6.	We note your references here and elsewhere throughout your disclosure to third party reports and studies and revised market statistics. When referring to a statistic that is not common knowledge, study, or research article, please provide a full citation to the source of the information, provide the date of the information, and, at first instance, provide a summary of the material findings. Specifically, within your discussion within the Market Opportunities section, beginning on page 86, please provide support for and cite your statements regarding market health and potential growth. In this regard, footnotes may be helpful.

Response: In response to the Staff’s comment, the Company has revised its disclosures throughout the Amendment No. 6 to provide citations to the sources of the information when referring to a statistic that is not common knowledge. This includes the disclosure on pages 86 to 90 of the Amendment No. 6, which contains the Company’s statements regarding market health and potential growth.

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Please contact me at +1 312.364.1633 if you have any questions or require any additional information in connection with this letter or the Company’s submission of the Amendment No. 6.

Sincerely,

/s/ David Huberman

cc: Tomer Izraeli, Chief Executive Officer

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